SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 8 2003
WASH, D.C.
207

03013113

SECURITIE: SION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53318

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2002 AND ENDING 12/31/2002
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: R-Y Investments Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1225 Ponce de León Avenue, Suite 603
(No. and Street)

San Juan PR 00907
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
José A. Erazo (787) 620-8646
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

BBVA Bldg, 9th Floor, Muñoz Rivera Avenue Hato Rey, PR 00918
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, José A. Erazo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R-G Investments Corporation, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Affidavit Number: 1816

Sworn to and subscribed before me by José A. Erazo, of legal age, married, executive and resident of San Juan, Puerto Rico, personally known to me, at San Juan, Puerto Rico, this 26 day of February, 2003.

Notary Public

Signature

Vice President/Financial and Operation Principal

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

R-G INVESTMENTS CORPORATION

(a wholly-owned subsidiary of R&G Financial Corporation)

Statement of Financial Condition

December 31, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PO Box 363566
San Juan PR 00936-3566
Telephone (787) 754 9090
Facsimile (787) 766 1094

Report of Independent Accountants

To the Board of Directors of
R&G Investments Corporation

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of R&G Investments Corporation (the "Company") (a wholly-owned subsidiary of R&G Financial Corporation) at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

January 31, 2003

CERTIFIED PUBLIC ACCOUNTANTS
(OF PUERTO RICO)
License No. 216 Expires Dec. 1, 2004
Stamp 1838399 of the P.R. Society of
Certified Public Accountants has been
affixed to the file copy of this report

R-G INVESTMENTS CORPORATION
(a wholly-owned subsidiary of R&G Financial Corporation)
Statement of Financial Condition
December 31, 2002

Assets

Cash	$ 985,932
Securities purchased under agreements to resell	92,058,000
Securities owned at market value:	
United States Government and Federal agencies	4,233,994
Receivable from affiliates	409,543
Receivables from clearing broker	409,297
Deferred tax asset and other assets	211,493
Property and equipment	287,320
Total assets	$ 98,595,579

Liabilities and Stockholder's Equity

Securities sold under agreements to repurchase	$ 92,058,000
Accrued interest expense	77,395
Accounts payable, accrued expenses and other liabilities	216,441
Total liabilities	92,351,836
Commitments (Note 9)	-
Stockholder's equity:	
Common stock, $1 par value; 1,000,000 shares authorized; 100,000 shares issued and outstanding	100,000
Additional paid-in capital	6,400,000
Accumulated deficit	(256,257)
Total stockholder's equity	6,243,743
Total liabilities and stockholder's equity	$ 98,595,579

The accompanying notes are an integral part of this statement of condition.

R-G INVESTMENTS CORPORATION
(a wholly-owned subsidiary of R&G Financial Corporation)
Notes to Financial Statements
December 31, 2002

1. Summary of Significant Accounting Policies

R-G Investments Corporation (the "Company") is engaged in brokerage services and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company operates in the Commonwealth of Puerto Rico and is wholly-owned by R&G Financial Corporation.

The Company is a registered broker-dealer pursuant to section 15(b) of the Securities Exchange Act of 1934 and claims exemption under Section (k)(2)(ii) of the reserve requirement under SEC Rule 15c3-3. In addition, the Company is licensed by the Office of the Commissioner of Financial Institutions of the Commonwealth of Puerto Rico as a registered broker-dealer.

The accounting and reporting policies of the Company conform with accounting principles generally accepted in the United States of America (GAAP) and industry practices. Following is a description of the significant accounting policies followed by the Company:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that these estimates are adequate. Actual results could differ from those estimates.

Securities Owned

Securities owned valued at market or estimated fair value, if market value is not readily determinable. Unrealized gains and loss on securities are reflected in the Statement of Income.

Resale and Repurchase Agreements

Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements or reverse repos) or sales of securities under agreements to repurchase (repurchase agreements or repos) are accounted for as collateralized financings except where the Company does not have an agreement to sell (or purchase) the same or substantially the same securities before maturity at a fixed or determinable price. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements.

Receivables and Payables to Brokers, Dealers and Customers

Accounts receivable and payable to brokers, dealers and customers include principally amounts due on transactions as of December 31, 2002.

Property and Equipment

Property and equipment are stated at cost. Depreciation of furniture and fixtures is provided on the straight-line basis over the estimated useful life of the asset. Amortization of leasehold improvements is provided over its useful life or the lease period, whichever is shorter.

Major additions and improvements are capitalized, while ordinary maintenance and repairs are charged to expense as incurred. The cost and accumulated depreciation on assets retired or sold are removed from the accounts and any gain or loss is included in income.

Income Taxes

The Company follows an asset and liability approach that requires the recognition of deferred tax liabilities and assets for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their recorded amounts for financial reporting purposes. A valuation allowance is recognized for any deferred tax asset which, based on management's evaluation, is more likely than not (a likelihood of more than 50%) that some portion or the entire deferred tax asset will not be realized.

Recently Issued Accounting Pronouncements

During 2002, the FASB issued the following standards:

SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement addresses financial accounting and reporting for costs associated with exit or disposal activities. SFAS No. 146 requires recognition of a liability for a cost associated with an exit or disposal activity when the liability is incurred, as opposed to when the entity commits to an exit plan under EITF No. 94-3. The SFAS No. 146 is effective prospectively for exit or disposal activities initiated after December 31, 2002.

SFAS No. 147, " Acquisition of Certain Financial Institutions." This statement removes financial acquisitions of financial institutions from the scope of both SFAS No. 72, "Accounting for Certain Acquisitions of Banking or Thrift Institutions", and FASB Interpretation No. 9, "Applying APB Opinions No. 16 and 17, when a Savings and Loan Association or a similar Institution is Acquired in a Business Combination Accounted for by the Purchase Method" and requires that those transactions be accounted for in accordance with FASB Statement No. 141, "Business Combinations", and No. 142, "Goodwill and Other Intangible Assets". In addition, SFAS No. 147 amends FASB Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", to include in its scope long-term customer-relationship intangible assets of financial institutions such as depositor- and borrower-relationship intangible assets and credit cardholder intangible assets. SFAS No. 147's transition provisions require affected institutions to reclassify their SFAS No. 72 goodwill as SFAS No. 142 goodwill as of the date the company initially applied SFAS No. 142 in its entirety.

Management understands that the adoption of the statements above will not have a material effect on the financial statements of the Company.

2. Securities Owned

Marketable securities owned consist of investment securities at market value, as follows:

U.S. Treasury Bills	$ 4,156,894
Mortgage-backed security guaranteed by US Government	77,100
	$ 4,233,994

3. Property and Equipment

Property and equipment consisted of the following:

	Useful life in years	
Furniture and office equipment	3 - 5	$ 220,134
Leasehold improvements	5	130,422
		350,556
Less: Accumulated depreciation		(63,236)
Property and equipment, net		$ 287,320

4. Related Party Transactions

The Company is a wholly-owned subsidiary of R&G Financial Corporation.

At December 2002, the Company had the following balances outstanding with related companies:

Resale agreements	$ 92,058,000
Accrued interest income	$ 308,021
Other receivables	$ 101,522

Due to parent company and affiliates relates to the cost of operating services provided by R&G Financial Corporation or expenses paid on behalf of the Company, as well as the amounts due on securities transactions by affiliates.

During 2002, the parent company made capital contributions of $5,000,000.

5. Resale and Repurchase Agreements

At December 31, 2002, the weighted average interest rate of the repurchase agreements was 1.81%. The fair value of collateral pledged for these agreements amounted to approximately $92,860,000.

As part of Company's normal business practice, collateral received under reverse repurchase agreements is pledged as collateral under repurchase agreements. At December 31, 2002, the fair value of the collateral that the Company received from reverse repurchase agreements and is permitted by contract or custom to repledge was $92,860,000. The Company has repledged all said collateral for repurchase agreements as of December 31, 2002.

6. Receivable From Clearing Broker

Amounts receivable from clearing broker at December 31, 2002, consist of the following:

Receivable from clearing organization	$ 367,425
Fees and commissions receivable	$ 41,872

The Company clears all of its customer transactions through another broker-dealer on a fully disclosed basis.

7. Income Taxes

At December 31, 2002, the Company has net operating loss carryforwards available to offset future taxable income.

At December 31, 2002, a deferred tax asset amounting to approximately $134,000 related to the available net operating loss carryforward, has been deemed by management as fully realizable.

8. Financial Instruments

The Company has commitments and risks associated with clients and customers resulting from financing transactions including repurchase agreements. Although the Company has a diversified client base, a significant concentration of financial instrument business is conducted with counterparties in the financial services industry, including broker-dealers, commercial banks and diversified financial service corporations within Puerto Rico.

Generally, the majority of the Company's financial assets and liabilities are either valued at market or estimated fair value or, because of their short-term nature, their carrying values approximate fair value. Fair values for these financial instruments are based on quoted market prices, quoted prices for similar financial instruments or various pricing models based on discounted anticipated cash flows.

9. Commitments and Contingencies

At December 31, 2002, the Company was obligated with an affiliate under a noncancelable lease for buildings occupancy which required rental payments as follows:

Year	Minimum Payments
2003	$101,395
2004	50,698
	$152,093

The Company has the option to renew the lease for four consecutive terms of one year.

10. Clearance Agreement

The Company has entered into a clearing and custody agreement with Bear Stearns Securities Corporation ("BSSC"). BSSC is member of various stock exchanges and subject to the rules and regulations of such organizations as well as those of the Securities and Exchange Commission. Under the terms of the agreements, BSSC clears and executes the brokerage transactions of the Company's customers on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2002, the Company has no liabilities with regard to the right.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which it conducts business.